Exhibit 23.4

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of S&T Bancorp, Inc. for the registration of 5,316,250 shares of its common stock and to the incorporation by reference therein of our reports dated February 21, 2019, with respect to the consolidated financial statements of S&T Bancorp, Inc. as of and for the year ended December 31, 2018, and the effectiveness of internal control over financial reporting of S&T Bancorp, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2018, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania
August 20, 2019